Filed by Schawk, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Schawk, Inc.
Commission File Number: 001-09335

To:         All SGK Employees
From:    David A. Schawk
Subj:     Transaction with Matthews International
Date:     March 17, 2014

Earlier today, SGK and Matthews International publicly announced that they had entered into a definitive merger agreement that I believe will make SGK the premier brand development and deployment company in the world.

In this merger, SGK will become the flagship brand under Matthews International. Brandimage, Anthem and Schawk will continue to operate under SGK. And Matthews Brand Solutions will become part of SGK. I will lead the SGK business with our collective leadership team and I’ll become part of the Matthews Executive Leadership Team. I will also be on the Matthews International Board of Directors.

Often acquisitions are about an asset purchase, I want to be clear that this is a merger of complementary businesses. The decision to merge is about joining forces. We are uniting uniquely complementary offerings, client rosters and geographic locations to expand our global positioning in the marketplace. The Memorialization part of Matthews International's business, a different business model from marketing services, will remain separate from the SGK business, but is expected to provide a consistent base of revenue and cash flow for the entire combined company.

Matthews International is a publicly traded (NASDAQ:MATW) company comprised of two business groups, Brand Solutions and Memorialization, and generated approximately $985 million in revenue during its most recently completed fiscal year. It employs approximately 5,800 people in close to two dozen countries on four continents and like SGK, Matthews International was founded by an entrepreneur -- John Dixon Matthews –- who had a simple goal for the small company he established in 1850 in Pittsburgh, Pennsylvania -- to become no less than the pre-eminent provider of the highest quality identification products and services. His first products included military stamping dies, branding irons, ornate engravings and stamps for wooden crates; some of the earliest forms of branding. We have a deep respect for what John Dixon Matthews created, how the company that bears his name has grown, and the values that define them. Matthews is now led by Joseph C. Bartolacci, its President and Chief Executive Officer. He joined Matthews from Thrift Drug in March, 1997 and was appointed CEO in October, 2006.

With Matthews International's trusted reputation in Europe and ours in North America, Asia Pacific and Europe as well, we believe this alliance will form a stronger global offering and provide greater value to the clients and markets we serve.  We believe it will also provide greater opportunity for our employees and our stockholders. We also expect it to enhance our ability to expand into key brand development markets in the

EMEA region and it should allow us to expand our retail and shopper offering into physical stores.  Together, it is anticipated that the combined group under the SGK banner will have revenues of approximately $850 million.

A special team comprised of leaders from SGK and Matthews International has been charged with integration planning oversight. We believe the strength of our combined businesses will allow us to continue to grow, expand and create exceptional experiences for our clients. We are committed to keeping you informed of key updates regarding the integration and ask you to remain focused on our promise of brand performance and our clients.

It is important to view this integration as not just a great opportunity for SGK, but also for each of us personally and professionally. While change naturally brings some degree of uncertainty, the complementary nature of this integration is unique and stands to bring positive change to SGK. I trust you will join me in embracing this change and our new colleagues.

Please note that until the transaction is consummated, SGK and Matthews International will remain two separate public companies.  The transaction remains subject to a number of conditions, including regulatory approvals and the approval of our stockholders.  In the meantime, you should continue with business as usual and provide our clients with the same high level of service you provide that they have come to expect from us.

I look forward to working with Matthews International CEO Joe Bartolacci and his team, along with the integration team and you to create the world leader in brand development and deployment.

Additional Information and Where To Find It
This document relates to a proposed transaction between Matthews International Corporation (“Matthews”) and Schawk, Inc. (“SGK”) that will become the subject of a registration statement on Form S-4, including a proxy statement/prospectus forming a part thereof, to be filed with the Securities and Exchange Commission (“SEC”).  This document is not a substitute for the registration statement and proxy statement/prospectus that is expected to be filed with the SEC or any other document that Matthews or SGK may file with the SEC or send to stockholders of SGK in connection with the proposed transaction.  BEFORE MAKING ANY VOTING DECISION, SGK INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED BY MATTHEWS OR SGK WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus, when available, and other relevant documents filed or that will be filed by Matthews and SGK with the SEC through the website maintained by the SEC at www.sec.gov.  Copies of the registration statement, proxy statement/prospectus and other relevant documents filed by Matthews with the SEC will be available free of charge on its internet website at www.matw.com.  Copies of the proxy statement/prospectus and other relevant documents filed by SGK with the SEC will be available free of charge on SGK’s internet website at www.sgkinc.com.

No Offer Or Solicitation
This document does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law.

Participants in the Solicitation
Matthews, SGK and their respective directors and executive officers may be considered participants in the solicitation of proxies from stockholders of SGK in connection with the proposed transaction.  Information about the directors and executive officers of SGK is currently set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 12, 2013.  Information about the directors and executive officers of Matthews is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on January 21, 2014.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.